Exhibit 99.1

Appendix 4E – Preliminary Final Report

Appendix 4E for the year ended 30 June 2026

This statement is given to the ASX under Listing Rule 4.3A and includes the consolidated results of Elevra Lithium Limited and its controlled entities for the year ended 30 June 2026 compared with the year ended 30 June 2025. The ﬁnancial information is presented in United States dollars and has been prepared in accordance with Australian Accounting Standards and the Corporations Act 2001 (Cth).

This Appendix 4E and the attached Annual Report for the year ended 30 June 2026 together comprise the information required by ASX Listing Rule 4.3A.

Results for Announcement to the Market

	2026 $’000	2025 $’000	Change over previous corresponding period %
Revenue from ordinary activities	201,675	145,016	Up 39%
Profit/(loss) from ordinary activities after tax attributable to members	43,068	(190,509)	Up 123%
Net profit/(loss) for the period attributable to members	43,068	(190,509)	Up 123%

Dividends

No interim dividend has been declared or paid by the Company for the year ended 30 June 2026 (30 June 2025: Nil). No ﬁnal dividend has been declared or is proposed (30 June 2025: Nil).

Net Tangible Assets per Security

	2026 $	2025 $	Change over previous corresponding period %
Net tangible assets per security	3.52	3.47	Up 1%

Changes in Controlled Entities

On 30 August 2025, Piedmont Lithium Inc. and Sayona Mining Limited completed the deﬁnitive merger agreement announced on 19 November 2024 following receipt of the requisite shareholder approvals. The merger formed a leading North American lithium producer with an approximate 50:50 equity split, prior to dilution, of shareholders of Piedmont and Sayona. Upon completion of the merger, Piedmont Lithium Inc. and its controlled subsidiaries became wholly owned subsidiaries of Sayona Mining Limited (which was subsequently renamed Elevra Lithium Limited).

Associates and Joint Ventures

The Group has interests in the following joint arrangements as at 30 June 2026:

			Ownership interest
Project	Country	Counterparty	2026%	2025%
Moblan Lithium Project (1)	Canada	Investissement Québec	60	60
Morella Lithium Joint Venture (2)	Australia	Morella Corporation Limited	49	49
Vallée Lithium Project (3)	Canada	Consolidated Lithium Metals Inc.	25	25
(1)	The Group has a 60 per cent interest in the Moblan Lithium Project. The project is 40 per cent owned by Investissement Québec.
(2)
Morella Corporation Limited satisfied the requirements under the Earn-In Agreement to earn a 51 per cent interest in several Pilbara tenements with lithium rights located in the Pilgangoora district in Western Australia, Australia on 27 November 2022. The Joint Venture Agreement was subsequently executed on 15 July 2024.

(3)	On 14 December 2023, North American Lithium Inc. satisfied a requirement under the Earn-In Agreement to earn a 25 per cent interest in the Vallée Lithium Project located in Québec, Canada.

Audit Review

This report is based on the consolidated ﬁnancial statements for the year ended 30 June 2026, which have been audited by Ernst & Young and are not subject to dispute or qualiﬁcation.

Dated: 28 August 2026

This announcement was authorised for release by the Board of Elevra Lithium Limited.